GSME ACQUISITION PARTNERS I
762 West Beijing Road
Shanghai, PRC 200041

November 19, 2009

VIA EDGAR AND TELECOPY (202) 772-9206

Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC 20549
Attention:  Pamela A. Long

RE:	GSME Acquisition Partners I (the "Company")
Registration Statement on Form F-1 originally filed October 16, 2009
(File No. 333-162547) ( the "Registration Statement")

Dear Ms. Long:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 P.M., Thursday, November 19, 2009, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

GSME ACQUISITION PARTNERS I

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer